Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [Redacted] indicates that information has been omitted.

TAX INDEMNITY AND COOPERATION AGREEMENT

LITHIUM AMERICAS (ARGENTINA) CORP.

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LITHIUM AMERICAS CORP.

October 3, 2023

7.12	Governing Law; Attornment	23
7.13	No Third Party Beneficiaries	23
7.14	Dispute Resolution	24
7.15	Counterparts	25

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TAX INDEMNITY AND COOPERATION AGREEMENT

This Tax Indemnity and Cooperation Agreement (the "Agreement") made as of the 3rd day of October, 2023.

BETWEEN:

LITHIUM AMERICAS (ARGENTINA) CORP., a corporation existing under the laws of British Columbia,

(hereinafter referred to as "Lithium Argentina")

AND:

LITHIUM AMERICAS CORP., a corporation existing under the laws of British Columbia,

(hereinafter referred to as "Spinco")

WHEREAS Lithium Argentina (formerly known as Lithium Americas Corp. before being renamed pursuant to the Plan of Arrangement (as defined herein)) and Spinco (formerly known as 1397468 B.C. Ltd. before being renamed pursuant to the Plan of Arrangement) entered into the Arrangement Agreement (as defined herein) providing for the Arrangement (as defined herein) of Lithium Argentina (when known as Lithium Americas Corp.) under section 288 of the BCBCA (as defined herein), pursuant to which, commencing at the Effective Time on the Effective Date (as each such term is defined herein), among other things, (i) Spinco acquired the Distribution Property (as defined herein) from Lithium Argentina, and (ii) newly issued no par value common shares of Spinco were acquired by the holders of the Common Shares (as defined in the Plan of Arrangement);

AND WHEREAS Lithium Argentina and Spinco have agreed on the anticipated Canadian tax consequences of the Arrangement including, among other things, the transactions under the Arrangement qualifying for the exception in paragraph 55(3)(b) of the Tax Act (as defined herein) to the application of subsection 55(2) of the Tax Act such that no gain shall be realized by either Lithium Argentina or Spinco as a result of such transactions (the "Intended Canadian Tax Treatment");

AND WHEREAS Lithium Argentina and Spinco have agreed on the anticipated United States ("U.S.") federal income tax consequences of the Arrangement including, among other things, that certain of the transactions pursuant to the Arrangement will be treated as an integrated series of steps constituting a reorganization within the meaning of section 368 of the U.S. Internal Revenue Code of 1986 (the "Code"), and a distribution by Lithium Argentina of the stock of Spinco (constituting "control" of Spinco, within the meaning of section 368(c) of the Code) that, together with the other members of the Spinco "separate affiliated group" (within the meaning of section 355(b)(3) of the Code), conducts the North American Business (as defined herein), to which section 355(a) of the Code applies, and that the Plan of Arrangement and Arrangement Agreement are intended to be, and was adopted as, a "plan of reorganization" within the meaning of Treasury Regulations section 1.368-2(g) (the "Intended U.S. Tax Treatment", and together with the Intended Canadian Tax Treatment, the "Intended Tax Treatment"); and

AND WHEREAS as a result of the Arrangement, the Parties hereto desire to enter into this Agreement to provide for and agree upon the Parties' respective rights, responsibilities and obligations with respect to Taxes (as defined herein) and indemnities arising from, and in connection with, the Arrangement and as specified herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise stated and unless there is something in the subject matter or context inconsistent therewith, terms used but not otherwise defined herein have the respective meanings given to them in the Arrangement Agreement and the following terms have the respective meanings set out below and grammatical variations of such terms have the corresponding meanings.

"Affiliate" has the meaning given to that term in the BCBCA.

"Affected Party" has the meaning given to that term in Section 2.3(b).

"Agreement" has the meaning ascribed thereto in the preamble.

"Applicable Law" means, with respect to any Person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, bylaw, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, unless expressly specified otherwise.

"Argentinian Business" means, except as specified below, all of the businesses carried on by Lithium Argentina and its Affiliates, including its interest and business operations in the Caucharí-Olaroz Project and the Pastos Grandes Project and the Sal de la Puna project, its interest in Exar Capital B.V., 2265866 Ontario Inc., Millennial Lithium Corp, and Arena Minerals Inc., and the subsidiaries thereof, and includes all the assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital); provided, however, that the term "Argentinian Business" shall not include the North American Business or any portion thereof.

"Arrangement" means the arrangement of Lithium Argentina (formerly known as Lithium Americas Corp. before being renamed pursuant to the Plan of Arrangement) under section 288 of the BCBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement.

"Arrangement Agreement" means the amended and restated arrangement agreement dated as of June 14, 2023 between Lithium Argentina and Spinco, including all schedules and appendices attached thereto, as amended, modified and/or supplemented from time to time in accordance with its terms.

"Arrangement Equity Awards" means, collectively, the Lithium Argentina Equity Awards and the Spinco Equity Awards (each as defined in the Plan of Arrangement) granted pursuant to section 2.3(c) of the Plan of Arrangement.

"Arrangement Departing Participant" has the meaning ascribed thereto in the Arrangement Agreement.

"BCBCA" means the Business Corporations Act (British Columbia).

"Board of Directors" means the Board of Directors of Lithium Argentina.

"Business Day" means any day other than a Saturday, Sunday or any other day on which major banks are closed for business in the City of Vancouver, British Columbia.

"Claim" means any act, omission or state of facts, or any demand, action, suit, proceeding, claim, assessment, reassessment, judgment, settlement or other compromise relating thereto, which may give rise to a right of indemnification under Article 3.

"Code" has the meaning ascribed thereto in the recitals.

"CRA" means the Canada Revenue Agency.

"Dispute" has the meaning ascribed thereto in Section 7.14.

"Distribution Property" means (i) all of Lithium Argentina's shares of Thacker Pass Co, (ii) Lithium Argentina's receivable from Thacker Pass Co, (iii) all of Lithium Argentina's shares of Green Technology Metals Limited; (iv) all of Lithium Argentina's shares of Ascend Elements, Inc., (v) the portion of Lithium Argentina's workforce in-place that will become directors, officers and employees of Spinco, (vi) the "Lithium Americas" business name, all intellectual property rights related thereto, and all associated stationery, logos, signage and domain names, (vii) the Offtake Agreement, (viii) the balance of the net proceeds of the Tranche 1 Subscription Price, and (ix) U.S.$75,000,000 of cash to establish sufficient working capital of Spinco (such amount subject to adjustment by the Board of Directors if the Effective Date is later than September 1, 2023).

"Effective Date" means the date on which the Arrangement became effective.

"Effective Time" means the time on the Effective Date that the Arrangement became effective.

"Employer" has the meaning ascribed thereto in Section 6.1(e).

"Equity Incentive Plan" means the LAC Equity Incentive Plan or the Spinco Equity Incentive Plan, as the context requires (each as defined in the Plan of Arrangement).

"Final Determination" means with respect to any issue (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and is not subject to further appeal, (b) a closing agreement or any other binding settlement agreement entered into in connection with or in contemplation of an administrative or judicial proceeding by the relevant taxation authority, (c) the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available, (d) the expiry of time for objecting to the assessment or reassessment of Taxes, if no objection is made, (e) any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax, (f) a final settlement resulting from a treaty-based competent authority determination, or (g) any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with a Tax Authority, or by mutual agreement of the Parties.

"Ganfeng" means Ganfeng Lithium Co., Ltd., and includes its successors and permitted assigns.

"GM" means General Motor Holdings LLC, and includes its successors and permitted assigns.

"Governmental Authority" has the meaning ascribed thereto in the Arrangement Agreement, and includes, for greater certainty, any Tax Authority.

"Group" means the Lithium Argentina Group or the Spinco Group, as the context requires.

"Indemnified Party" has the meaning ascribed thereto in Section 5.1(a).

"Indemnifier" means any Party who is obligated to provide indemnification under Article 6 of the Arrangement Agreement.

"Indemnitor" has the meaning ascribed thereto in Section 5.1(a).

"Issuer" has the meaning ascribed thereto in Section 6.1(e).

"Intended Tax Treatment" has the meaning ascribed thereto in the recitals.

"Intended Canadian Tax Treatment" has the meaning ascribed thereto in the recitals.

"Intended U.S. Tax Treatment" has the meaning ascribed thereto in the recitals.

"IRS" means the United States Internal Revenue Service.

"Lithium Argentina Equity Awards" means, collectively, the Lithium Argentina DSUs, the Lithium Argentina PSUs and the Lithium Argentina RSUs (each as defined in the Plan of Arrangement).

"Lithium Argentina Group" means Lithium Argentina and its Affiliates, whether held directly or indirectly; for greater certainty, in all circumstances "Lithium Argentina Group" excludes the Spinco Group.

"Lithium Argentina Indemnified Parties" has the meaning ascribed thereto in Section 4.2.

"Liabilities" means all Taxes and reasonable out-of-pocket costs and expenses (including reasonable legal fees (on a solicitor and its own client basis)) of any action, suit, proceeding, demand, assessment, reassessment, judgment, settlement or compromise relating thereto; interest, fines and penalties imposed or assessed in connection therewith; and any additional expenses incurred in connection therewith.

"North American Business" means all of the businesses carried on by Thacker Pass Co and its Affiliates with respect to the exploration and development of the Thacker Pass Project and includes all the assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital) and Spinco's interest in Green Technology Metals Limited and Ascend Elements, Inc.

"Offtake Agreement" means the offtake agreement between Lithium Argentina and GM dated February 16, 2023.

"Party" means a party to this Agreement and "Parties" means all of the parties to this Agreement.

"Past Practices" has the meaning ascribed thereto in Section 2.4(a).

"Pastos Grandes Project" means the lithium project property located in the Province of Salta, Argentina, as described in the technical report titled "NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina" with an effective date of April 30, 2023" filed by Lithium Argentina at www.sedar.com.

"Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, corporation, trustee, executor, administrator, legal representative, government (including any applicable taxation authority) or any other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement under section 288 of the BCBCA, including all exhibits attached thereto, and any amendments, supplements or variations thereto made in accordance with the Arrangement Agreement, the terms thereof or at the direction of the Court in the Final Order (with the consent of Lithium Argentina, acting reasonably).

"Post-Arrangement Period" means any taxable period (or portion thereof) beginning after the Effective Date.

"Pre-Arrangement Period" means any taxable period (or portion thereof) ending on or before the Effective Date.

"Relevant Tax Period" means any taxable year or other tax period that (i) ends on or before the Effective Date or (ii) begins before and ends after the Effective Date.

"Ruling" means a subsequent ruling issued by the IRS (or other Governmental Authority), pursuant to a ruling request filed by, or on behalf of, Lithium Argentina or Spinco (or any of their respective Affiliates), as applicable.

"Satisfactory Guidance" means either a Ruling or a Subsequent Tax Opinion, in either case, reasonably acceptable to the Party to whom it is delivered as described in Section 3.2(d), in both form and substance, including with respect to any underlying assumptions or representations and any legal analysis contained therein, and concluding that the proposed action, omission or transaction prompting the Ruling or Subsequent Tax Opinion should not cause any applicable step or aspect of the Arrangement and/or certain other transactions occurring in conjunction therewith to fail or cease to qualify for its Intended U.S. Tax Treatment.

"Separate Tax Return" means (i) any Tax Return of, or including, any member of the Lithium Argentina Group that does not include any member of the Spinco Group and (ii) any Tax Return of, or including, any member of the Spinco Group that does not include any member of the Lithium Argentina Group.

"Specified Action" has the meaning ascribed thereto in Section 3.2(a).

"Spinco Equity Awards" means, collectively, the Spinco DSUs, the Spinco PSUs and the Spinco RSUs (each as defined in the Plan of Arrangement).

"Spinco Group" means Spinco and its Affiliates, whether held directly or indirectly; for greater certainty, in all circumstances, "Spinco Group" excludes the Lithium Argentina Group.

"Spinco Indemnified Parties" has the meaning ascribed thereto in Section 4.1.

"Subsequent Tax Opinion" means an opinion of Tax Counsel which permits the Party to whom such opinion is provided pursuant to Section 3.2(d) to rely on such opinion; provided that Tax Counsel, in issuing its opinion, shall (i) be permitted to rely on the validity and correctness, as of the date given, of the applicable U.S. Tax Ruling and any other issued tax opinions or tax rulings, unless such reliance would be unreasonable under the circumstances, and (ii) assume the Arrangement and/or certain other transactions occurring in conjunction therewith would have qualified for the Intended U.S. Tax Treatment if the proposed action, omission or transaction prompting the Subsequent Tax Opinion did or did not occur, as applicable.

"Tax Act" means the Income Tax Act (Canada).

"Tax Arbiter" has the meaning ascribed thereto in Section 7.14.

"Tax Authority" means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any official of any of the foregoing having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS and CRA).

"Taxes" means all income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes, goods and services taxes, and all penalties, interest and other payments thereon or in respect thereof, including a payment under the Tax Act, the Code, or any other federal, provincial, territorial, state, municipal, local or foreign tax law, in each case, as amended.

"Tax Contest" means any pending or threatened audit, review, examination, assessment, reassessment or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

"Tax Counsel" means a nationally recognized law firm or accounting firm.

"Tax Returns" means all reports, returns, information statements, questionnaires or other documents or data (whether in printed, electronic or other form) required to be filed or that may be filed for any period in connection with any Tax or Taxes.

"Tax Rulings" means the advance income tax rulings from each of the CRA (with respect to such tax ruling, the "Canadian Tax Ruling") and the IRS (with respect to such tax ruling, the "U.S. Tax Ruling"), in the form requested in the applications made on behalf of Lithium Argentina (collectively, the "Tax Ruling Applications"), as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of Lithium Argentina, in each case, confirming the applicable Canadian and U.S. federal income tax consequences of the spin-off by Lithium Argentina of the North American Business under the Arrangement and certain other transactions.

"Thacker Pass Co" means 1339480 B.C. Ltd., and includes its successors and permitted assigns.

"Thacker Pass Project" means the lithium project property located in Humboldt County, Nevada, as described in the technical report titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022 filed by Lithium Americas Corp. at www.sedar.com.

"Third Party Beneficiaries" has the meaning ascribed thereto in Section 7.13.

"Transfer Tax" means any sale, use, value-added, goods and services, consumption, excise, transfer, stamp, documentary, filing, recordation Tax or similar Tax, in each case imposed or payable as a result of the Arrangement or certain related transactions thereto. "Treasury Regulations" means the final, temporary or proposed U.S. federal income tax regulations promulgated under the Code, as such tax regulations may be amended from time to time.

 1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" and "Section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section, or other portion hereof.

1.3 Rules of Construction

In this Agreement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, including the neuter gender, and (c) the words "include", "includes" and "including" will be deemed to be followed by the words "without limitation" and the words "the aggregate of", "the total of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.4 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

1.5 Date for Action and Computation of Time

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day. Unless otherwise specified, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.6 References to Days, Statutes, etc.

(a) In this Agreement, references to days means calendar days, unless otherwise specified.

(b) In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any law, statute, regulation, direction, code or instrument is to that law, statute, regulation, direction, code or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a law, statute or code, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or document (including this Agreement) are to that agreement, contract or document as amended, modified or supplemented from time to time in accordance with its terms.

1.7 Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are to local Vancouver, British Columbia time, unless otherwise specified.

ARTICLE 2

PREPARATION, FILING OF TAX RETURNS AND PAYMENT OF TAXES

2.1 Separate Tax Returns

(a) Lithium Argentina shall be responsible for preparing and timely filing, or causing any Lithium Argentina Group member to prepare and timely file, any Pre- Arrangement Period or Post-Arrangement Period Separate Tax Return that is required to be filed pursuant to Applicable Law by, or with respect to, Lithium Argentina or any member of the Lithium Argentina Group.

(b) Spinco shall be responsible for preparing and timely filing, or causing any Spinco Group member to prepare and timely file, any Pre-Arrangement Period or Post- Arrangement Period Separate Tax Return that is required to be filed pursuant to Applicable Law by, or with respect to, Spinco or any member of the Spinco Group.

2.2 Transfer Tax Returns and Other Tax Filings

The Party required under Applicable Law to file any Tax Returns in respect of Transfer Taxes or any other Tax Returns (or related filings) in respect of any other Tax matters (excluding any amended Tax Returns covered by Section 2.3) shall prepare and file (or cause to be prepared and filed) such Tax Returns. Subject to the provisions provided in Section 6.3 hereof, if required by Applicable Law, Lithium Argentina and Spinco shall, and shall cause their respective Group members to, cooperate in preparing and filing, and join the execution of, any such Tax Returns.

2.3 Amended Tax Returns and Other Actions

(a) Any amended Tax Return or claim for a Tax refund (or any other similar benefits) with respect to any Party may be made by the Party responsible for filing the original Tax Return as set forth in this Article 2. To the extent that any Tax benefits (or any other similar benefits arising from such amended Tax Return) are derived from the filing of an amended Tax Return (including with the consent of an Affected Party obtained pursuant to Section 2.3(b)), the Party responsible for filing such Tax Return shall be entitled to receive any such Tax Benefits, except to the extent otherwise agreed to by the Parties in writing.

(b) No Party shall file an amended Tax Return, amend or revoke any Tax election or apply to any Tax Authority for any binding or non-binding opinion, ruling or other determination with respect a Tax Return if such action could reasonably be expected to increase the Tax liability of, or give rise to a payment under Section 2.5 of this Agreement by, any other Party (with respect to such party, an "Affected Party") without the prior written consent of any such Affected Party (which consent shall not be unreasonably withheld, delayed or conditioned).

2.4 Preparation and Filing Procedures

(a) Except as provided in Section 2.4(b), or in any other provision of this Agreement, Lithium Argentina and Spinco shall prepare, or cause their respective Group members to prepare, any Tax Return, which such Party has (under this Article 2) the obligation and right to prepare, using past practices, accounting methods, elections or conventions ("Past Practices") used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices and, in all cases, that are consistent with Applicable Law.

(b) Unless and until there has been a Final Determination to the contrary, each Party (together with such Party's Group members) shall not take any position on any Tax Return or in connection with any Tax Contest with respect to any Tax Return that is inconsistent with the Intended Tax Treatment associated with the Arrangement and certain other transactions occurring in conjunction therewith as described and set forth in the Tax Rulings, taking into account the jurisdiction in which such Tax Return is filed.

2.5 Payment of Taxes

(a) Lithium Argentina shall pay (or cause the applicable member of the Lithium Argentina Group to pay) to the proper Tax Authority the Tax shown as due on any Tax Return for which Lithium Argentina (or the applicable member of the Lithium Argentina Group) is responsible under Article 2.

(b) Spinco shall pay (or cause the applicable member of the Spinco Group to pay) to the proper Tax Authority the Tax shown as due on any Tax Return for which Spinco (or the applicable member of the Spinco Group) is responsible under Article 2.

(c) For the avoidance of doubt, Lithium Argentina and Spinco shall also pay (or cause the applicable member of their respective Group to pay) any amounts arising from any Tax Contest in respect of a Tax Return that such Party (or the applicable member of such Party's Group) is responsible for under this Agreement.

2.6 Employment Taxes

Notwithstanding anything contained herein to the contrary, this Agreement, including this Article 2, shall not apply with respect to employment Taxes. Except as set out in Section 6.1(e), all matters pertaining to employment Taxes or any other employment matter (e.g., allocation of costs, deductibility, provision of award grants) are, or will be, addressed in certain other agreements including the Plan of Arrangement and Arrangement Agreement, as well as certain other ancillary agreements entered into by the Parties pertaining to either Lithium Argentina's or Spinco's Arrangement Equity Awards, and any other employee incentive plans provided by the Parties.

ARTICLE 3

COVENANTS

3.1 Canadian Tax-Related Covenants

(a) Covenants of Lithium Argentina in Favour of Spinco

i. Lithium Argentina covenants and agrees that it shall not, and that it shall cause each other member of the Lithium Argentina Group to not, propose, approve or enter into any transaction or permit any transaction within its control to occur that would cause Lithium Argentina or any other member of the Lithium Argentina Group that is a corporation to cease to be a "specified corporation" (within the meaning of the Tax Act) as at the Effective Date, except as contemplated in the Canadian Tax Ruling;

ii. Lithium Argentina covenants and agrees that it shall not, and that it shall cause each other member of the Lithium Argentina Group to not, take or support any action, omit to take any action or propose, approve or enter into any transaction that could result in subsection 55(2) of the Tax Act applying to cause either Lithium Argentina and/or Spinco to realize or be deemed to realize a gain as a result of the transactions undertaken pursuant to the Arrangement, except as contemplated in the Canadian Tax Ruling;

iii. Lithium Argentina covenants and agrees that it shall not, and that it shall cause each other member of the Lithium Argentina Group to not, take any action, omit to take any action or propose, approve or enter into any transaction that could cause the Arrangement or any related transactions to be treated in a manner inconsistent with the Canadian Tax Ruling;

iv. Lithium Argentina covenants and agrees that it shall, and that it shall cause each other member of the Lithium Argentina Group to, timely file any and all Tax Returns that are required to be filed by the applicable entity under Article 2 hereof, under the Tax Act or any other Applicable Law in respect of Taxes (including, for greater certainty, any election forms under section 85 of the Tax Act) in accordance with the terms of this Agreement, the Arrangement Agreement, the Plan of Arrangement and the Canadian Tax Ruling; and

v Lithium Argentina covenants and agrees that it shall, and that it shall cause each other member of the Lithium Argentina Group to, fully cooperate and consult in good faith with Spinco and the relevant other members of the Spinco Group in the timely preparation and filing of all elections under the Tax Act as contemplated by the Canadian Tax Ruling, the Arrangement Agreement, the Plan of Arrangement and this Agreement except that, where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act and will be the amount contemplated by the Canadian Tax Ruling, the Arrangement Agreement, the Plan of Arrangement and this Agreement, where such amount is specified therein and, in any other case, will be the amount determined by Lithium Argentina in its reasonable discretion.

(b) Covenants of Spinco in Favour of Lithium Argentina

i. Spinco covenants and agrees that it shall not, and that it shall cause each other member of the Spinco Group to not, propose, approve or enter into any transaction or permit any transaction within its control to occur that would cause Lithium Argentina or any other member of the Lithium Argentina Group that is a corporation to cease to be a "specified corporation" (within the meaning of the Tax Act) as at the Effective Date, except as contemplated in the Canadian Tax Ruling;

ii. Spinco covenants and agrees that it shall not, and that it shall cause each other member of the Spinco Group to not, take or support any action, omit to take any action or enter into any transaction that could result in subsection 55(2) of the Tax Act applying to cause either Lithium Argentina and/or Spinco to realize or be deemed to realize a gain as a result of the transactions undertaken pursuant to the Arrangement, except as contemplated in the Canadian Tax Ruling;

iii. Spinco covenants and agrees that it shall not, and that it shall cause each other member of the Spinco Group to not, take any action, omit to take any action or propose, approve or enter into any transaction that could cause the Arrangement or any related transactions to be treated in a manner inconsistent with the Canadian Tax Ruling;

iv. Spinco covenants and agrees that it shall, and that it shall cause each other member of the Spinco Group to, timely file any and all Tax Returns that are required to be filed by the applicable entity under Article 2 hereof, under the Tax Act or any other Applicable Law in respect of Taxes (including, for greater certainty, any election forms under section 85 of the Tax Act) in accordance with the terms of this Agreement, the Arrangement Agreement, the Plan of Arrangement and the Canadian Tax Ruling; and

v. Spinco covenants and agrees that it shall, and that it shall cause each other member of the Spinco Group to, fully cooperate and consult in good faith with Lithium Argentina and the relevant other members of the Lithium Argentina Group in the timely preparation and filing of all elections under the Tax Act as contemplated by the Canadian Tax Ruling, the Arrangement Agreement, the Plan of Arrangement and this Agreement except that, where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act and will be the amount contemplated by the Canadian Tax Ruling, the Arrangement Agreement, the Plan of Arrangement and this Agreement, where such amount is specified therein and, in any other case, will be the amount determined by Lithium Argentina in its reasonable discretion.

3.2 U.S. Tax-Related Covenants

(a) Except as otherwise permitted pursuant to Section 3.2(d), Lithium Argentina and Spinco covenant and agree that during the period specified in Section 3.4, neither Party nor any of their respective Affiliates (or any officers, directors, or authorized Persons acting on behalf of Lithium Argentina or Spinco, as applicable), shall (a) take or plan to take any action or approve, negotiate, arrange or formulate any plan during such period to take any such action after the lapse of such period that would be inconsistent with the information, representations or conclusions set forth in the U.S. Tax Ruling or any other tax opinions issued in conjunction therewith, and (b) refrain from taking or planning to take, any of the actions specified in Section 3.2(b) and Section 3.2(c) (all such actions, individually, are referred to as a "Specified Action").

(b) Covenants of Lithium Argentina in Favour of Spinco

i. Lithium Argentina shall (x) maintain its status as a company engaged in the Pastos Grandes Project portion of the Argentinian Business for purposes of section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder and (y) not engage in any transaction or enter into or amend any agreement that could cause, or could be reasonably expected to cause, Lithium Argentina (or any of the Lithium Argentina Group members, as applicable) to cease to be a company engaged in the Pastos Grandes Project portion of the Argentinian Business for purposes of section 355(b)(2) of the Code, taking into account section 355(b)(3) of the Code and the Treasury Regulations promulgated thereunder and any other administrative authority issued by the IRS, including any applicable IRS notices, revenue procedures and revenue rulings for purposes of each of clauses (x) and (y) hereof. For purposes of this Section 3.2(b)(i), this includes the following conditions:

A. Lithium Argentina and its Affiliates shall continue in the uninterrupted conduct of the Pastos Grandes Project portion of the Argentinian Business (including as related to the further research, development, construction and/or financing of such business), and shall cause the Lithium Argentina Group's officers and employees to continue to be actively engaged in the managerial and operational conduct of the Pastos Grandes Project portion of the Argentinian Business, including decision-making regarding the operations of the business, asset acquisitions and dispositions, strategic planning, marketing, budgeting and finance, and hiring, assignment, and release of key employees.

B. Neither Lithium Argentina nor its Affiliates shall discontinue, sell, transfer or cease its operations associated with the Pastos Grandes Project portion of the Argentinian Business (including taking any action, or omitting to take any action, that could cause, or would be reasonably expected to cause, either Lithium Argentina or any of its Affiliates to cease to be engaged in the Pastos Grandes Project portion of the Argentinian Business).

ii. Lithium Argentina shall not take or plan to take, and it shall cause its Affiliates to refrain from taking or planning to take, any actions that would, or would reasonably be expected to, be inconsistent with the corporate business purposes motivating the Arrangement and as described in the U.S. Tax Ruling.

iii. In addition to the restrictions set forth above, Lithium Argentina shall agree (and that it will cause its respective Affiliates to agree) to not take any other action, omit to take any other action or enter into any other transaction or agreement that could cause, or would be reasonably expected to cause, the Arrangement and certain related transactions to be taxed in a manner inconsistent with the information, representations or conclusions set forth in the U.S. Tax Ruling or any other tax opinions issued in conjunction therewith.

(c) Covenants of Spinco in Favour of Lithium Argentina

i. Spinco shall (x) maintain its status as a company engaged in the North American Business for purposes of section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder and (y) not engage in any transaction or enter into or amend any agreement that could cause, or could be reasonably expected to cause, Spinco (or any of its Affiliates) to cease to be a company engaged in the North American Business for purposes of section 355(b)(2) of the Code, taking into account section 355(b)(3) of the Code and the Treasury Regulations promulgated thereunder and any other administrative authority issued by the IRS, including any applicable IRS notices, revenue procedures and revenue rulings for purposes of each of clauses (x) and (y) hereof. For purposes of this Section 3.2(c)(i), this includes the following conditions:

A. Spinco and its Affiliates shall continue in the uninterrupted conduct of the North American Business (including as related to the further research, development, construction and/or financing of such business), and shall cause the Spinco Group's officers and employees to continue to be actively engaged in the managerial and operational conduct of North American Business, including decision-making regarding the operations of the business, asset acquisitions and dispositions, strategic planning, marketing, budgeting and finance, and hiring, assignment, and release of key employees.

B. Neither Spinco nor its Affiliates shall discontinue, sell, transfer or cease its operations associated with the North American Business (including taking any action, or omitting to take any action, that could cause, or would be reasonably expected to cause, either Spinco or any of its Affiliates to cease to be engaged in the North American Business).

ii. Spinco shall not take or plan to take, and it shall cause its Subsidiaries to refrain from taking or planning to take, any actions that would, or would be reasonably expected to, be inconsistent with the corporate business purposes motivating the Arrangement and as described in the U.S. Tax Ruling.

iii. In addition to the restrictions set forth above, Spinco shall agree (and that it will cause its respective Affiliates to agree) to not take any other action, omit to take any other action or enter into any other transaction or agreement that could cause, or would be reasonably expected to cause, the Arrangement and certain related transactions to be taxed in a manner inconsistent with the information, representations or conclusions set forth in the U.S. Tax Ruling or any other tax opinions issued in conjunction therewith.

(d) Notwithstanding the provisions of Section 3.2(a) through Section 3.2(c), each of Lithium Argentina, Spinco and their respective Affiliates may take any action that would reasonably be expected to be inconsistent with the covenants and restrictions contained in this Section 3.2, if, prior to taking any such actions, Lithium Argentina or Spinco delivers Satisfactory Guidance to the other with respect to any such action and such other Party provides written consent with respect to such action (which consent shall not be unreasonably withheld, delayed or conditioned).

3.3 Limitation of Covenants

Notwithstanding anything in this Agreement, the Parties agree and acknowledge that neither Lithium Argentina nor Spinco shall be considered to have breached or defaulted under a covenant in this Article 3 as a result of any action or inaction by any member of the Lithium Argentina Group or the Spinco Group with respect to the shares of Lithium Argentina and Spinco under the ownership, control or direction (either directly or indirectly) of Ganfeng, GM or any of their respective successors, other than any action or inaction by which such Party directly (or indirectly through its Affiliates or its or their agents or representatives) and knowingly solicits, promotes or encourages the sale or purchase of such shares of Lithium Argentina and Spinco, as applicable, by Ganfeng, GM or any of their respective successors (except where such sale is a result of a Party purchasing such shares pursuant to a normal course issuer bid or a substantial issuer bid).

3.4 Survival of Covenants

The covenants under this Article 3 shall survive the Effective Date for a period of three (3) years following the Effective Date; provided, however, that the respective obligations of the Parties to indemnify one another under Article 3 in respect of any breach by it of or default by it under such covenants shall survive the Effective Date until ninety (90) days after the last date on which an applicable Tax Authority would be entitled to assess liability for Taxes (giving effect to any waiver or extension thereof) under the Tax Act, the Code or any other Applicable Law with respect to Taxes against the relevant member of the Lithium Argentina Group or the Spinco Group for any Relevant Tax Period.

ARTICLE 4

INDEMNIFICATION

4.1 Indemnification by Lithium Argentina

Lithium Argentina shall indemnify, defend and hold harmless Spinco and each other member of the Spinco Group and each of its and their respective directors, officers and employees, and each of the heirs, personal or legal representatives, executors, trustees, administrators, successors and permitted assigns of any of the foregoing (collectively, the "Spinco Indemnified Parties"), from and against any and all Liabilities of the Spinco Indemnified Parties relating to, arising out of or resulting from a breach of or default under a covenant of Lithium Argentina in this Agreement.

4.2 Indemnification by Spinco

Spinco shall indemnify, defend and hold harmless Lithium Argentina and each other member of the Lithium Argentina Group and each of its and their respective directors, officers and employees, and each of the heirs, personal or legal representatives, executors, trustees, administrators, successors and permitted assigns of any of the foregoing (collectively, the "Lithium Argentina Indemnified Parties"), from and against any and all Liabilities of the Lithium Argentina Indemnified Parties relating to, arising out of or resulting from a breach of or default under a covenant of Spinco in this Agreement.

4.3 Indemnification in the Event of Mutual Breach

Notwithstanding Sections 4.1 and 4.2 of this Agreement, Lithium Argentina shall not be liable to indemnify any Spinco Indemnified Party under Section 4.1, and Spinco shall not be liable to indemnify any Lithium Argentina Indemnified Party under Section 4.2, from and against a Liability, if such Liability is caused by the combined and simultaneous action of both (i) one or more members of the Lithium Argentina Group and (ii) one or more members of the Spinco Group.

ARTICLE 5

CONTROL OF TAX CHALLENGES

5.1 Control of Challenge of Tax Claims

(a) If a member of the Lithium Argentina Group or a member of the Spinco Group (the "Indemnified Party") receives notice or becomes aware of the commencement or assertion of a Claim that could give rise to a right to indemnification under this Agreement, the Indemnified Party, if a member of the Lithium Argentina Group, shall promptly notify Spinco and, if a member of the Spinco Group, shall promptly notify Lithium Argentina (in each case the recipient of the notification being the "Indemnitor").

(b) The Indemnified Party agrees to contest any Claim and not to settle any Claim without the prior written consent of the Indemnitor, provided that within thirty (30) days after receipt of notice of a Claim provided by the Indemnified Party to the Indemnitor pursuant to Section 5.1(a):

(i) the Indemnitor requests in writing that such Claim be contested by the Indemnified Party;

(ii) the Indemnitor agrees in writing to pay on demand and pays all out-of- pocket costs, losses and expenses (including legal and accounting fees) paid or incurred by the Indemnified Party in connection with contesting such Claim; and

(iii) the Indemnitor pays or agrees to pay any Liabilities for which the Indemnitor has an indemnification obligation under this Agreement that must be paid as a result of an audit, assessment or reassessment within the period for which such Taxes are due.

(c) The Indemnitor shall be entitled to participate in contesting any such Claim at its own expense. To the extent the Indemnitor is not participating, the Indemnified Party shall keep the Indemnitor and, upon written request by the Indemnitor, its counsel, informed on a timely basis as to the progress of the contest and provide copies of all material correspondence and all documents, filings, agreements or other materials relating thereto.

(d) If the Indemnitor requests that the Indemnified Party accept a settlement of a Claim offered by the relevant Tax Authority, the Indemnified Party shall either:

(i) accept such settlement offer; or

(ii) agree with the Indemnitor that the Indemnitor's liability with respect to such Claim shall be limited to the lesser of (A) an amount calculated on the basis of such settlement offer plus interest owed to the relevant Tax Authority on the date of eventual payment, or (B) the amount calculated on the basis of a Final Determination.

(e) Except as expressly provided in this Section 5.1(e), the Indemnified Party shall not settle a Claim that the Indemnitor is entitled to require the Indemnified Party to contest under Section 5.1(b), without the prior written consent of the Indemnitor. At any time, whether before or after commencement of any action pursuant to this Section 5.1 with respect to any Claim, the Indemnified Party may decline to take action with respect to such Claim and may settle such Claim without the prior written consent of the Indemnitor by notifying the Indemnitor in writing that the Indemnitor is irrevocably released from its obligations to indemnify the Indemnified Party with respect to such Claim (which notification shall release the Indemnitor from all such obligations except to the extent the Indemnitor has previously agreed in writing that it would be willing to have its liability calculated on the basis of a settlement offer in accordance with Section 5.1(d) with respect to such Claim or based on the outcome of such Claim). If the Indemnified Party settles any Claim or otherwise takes or fails to take any action pursuant to Section 5.1(e), the Indemnified Party shall pay to the Indemnitor any amounts paid or advanced by the Indemnitor with respect to such Claim (other than amounts payable by the Indemnitor in connection with a settlement offer pursuant to Section 5.1(d)), plus interest attributable to such amounts.

ARTICLE 6

COOPERATION AND RECORD RETENTION

6.1 Cooperation and Record Retention

(a) Lithium Argentina shall and shall cause each other member of the Lithium Argentina Group to, and Spinco shall and shall cause each other member of the Spinco Group to, cooperate with any member of the other Group in the conduct of any audit or other proceedings in respect of Taxes and related Liabilities for a Relevant Tax Period. Lithium Argentina shall and shall cause each other member of the Lithium Argentina Group to, and Spinco shall and shall cause each other member of the Spinco Group to, execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Agreement. Lithium Argentina shall and shall cause each other member of the Lithium Argentina Group to notify Spinco in writing, and Spinco shall and shall cause each other member of the Spinco Group to notify Lithium Argentina in writing, of any audit, assessment or reassessment adjustments which do not result in Tax liability but can be reasonably expected to affect Tax Returns of a member of the other Group for any taxable year or other tax period.

(b) Lithium Argentina shall and shall cause each other member of the Lithium Argentina Group to, and Spinco shall and shall cause each other member of the Spinco Group to retain records, documents, accounting data and other information (including computer data) necessary for the preparation, filing, review or audit of any Tax Returns in respect of any Relevant Tax Period in accordance with their respective record retention policies and all Applicable Law (or in the absence of which, until the tenth (10th) anniversary of the Effective Date).

(c) Lithium Argentina shall and shall cause each other member of the Lithium Argentina Group to, and Spinco shall and shall cause each other member of the Spinco Group to, provide to any member of the other Group reasonable access to such records, documents, data and information and to personnel and premises and ensure the reasonable cooperation of such personnel during normal business hours for the purpose of the review or audit of any Tax Returns in respect of any Relevant Tax Period.

(d) Spinco shall, and shall cause each other member of the Spinco Group to, provide to Lithium Argentina access to such records, documents, data, information, personnel and premises of Spinco and of the other relevant members of the Spinco Group as may be required by Lithium Argentina to comply with the provisions in the Tax Act relating to foreign affiliates or to transfer pricing. Without limiting the generality of the foregoing, Spinco shall cause each other member of the Spinco Group that was a foreign affiliate (as defined in the Tax Act) of Lithium Argentina on or before the Effective Date, upon request by Lithium Argentina, to:

(i) respond in full to inquiries of the CRA concerning foreign affiliates within one (1) month of the receipt thereof;

(ii) provide Lithium Argentina with complete financial statements;

(iii) respond to questions concerning Form T106 within fifteen (15) Business Days of receipt; and

(iv) respond promptly to other relevant questions for the purposes of the foreign affiliate regime or the transfer-pricing regime in all cases for any Relevant Tax Period.

(e) Each of Lithium Argentina and Spinco (each the "Employer") shall cooperate with the other Party (each the "Issuer") and provide any information reasonably requested by the Issuer for purposes of the administration of and performance of the Issuer's obligations under any Arrangement Equity Awards granted by the Issuer under the Issuer's Equity Incentive Plan to each Arrangement Departing Participant who becomes, at any time on or after the Effective Time, a director, officer or employee of the Employer or any of its Affiliates. Without limiting the generality of the foregoing, but subject to Applicable Law, the Employer will notify the Issuer as soon as practicable after any Arrangement Departing Participant ceases to be a director, officer or employee of the Employer or any of its Affiliates. Such notice shall  specify the relevant termination provisions of the Equity Incentive Plan to be applied to the Arrangement Equity Awards of the applicable Arrangement Departing Participant. To the extent not obtained prior to the Effective Date, the Employer will use commercially reasonable efforts to obtain, as soon as practicable after the Effective Time, each Arrangement Departing Participant's consent to such cooperation, information sharing and notification process, which consent shall be in writing in a form and substance satisfactory to the Issuer (acting reasonably) and duly executed by the applicable Arrangement Departing Participant.

6.2 Limitation on Access to Records

(a) Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of ownership, license or otherwise in any records, documents, data or information contained in or disclosed by a Party to another Party pursuant to this Agreement.

(b) A Party providing access to records, documents, data and information and to personnel and premises hereunder shall be entitled to be reimbursed by the requesting Party for all reasonable out-of-pocket costs and expenses incurred in connection with creating, gathering and copying such records or providing such access.

(c) The rights and obligations granted under this Article 6 are subject to any restrictions and obligations imposed by any Governmental Authority or Applicable Law.

(d) In no event will a Party providing cooperation or providing access to or making available records, documents, data or information or its premises or personnel to the other Party, be responsible for any losses, damages, fees, costs or expenses incurred by such other Party directly as a result of such cooperation or access.

6.3 Transfer Taxes

The Parties shall cooperate with each other in good faith and shall use reasonable commercial efforts to mitigate all Transfer Taxes arising in connection with the Arrangement, including, if applicable, executing any and all elections, in the prescribed form within the prescribed time.

ARTICLE 7

MISCELLANEOUS

7.1 Inconsistencies with Arrangement Agreement

Where any inconsistency between a provision of this Agreement and a provision of the Arrangement Agreement arises as regards to taxation matters, the provisions of this Agreement shall prevail.

7.2 After-Tax Liability

The amount of any Liability for which indemnification is provided under this Agreement or under the Arrangement Agreement and which is payable to an Indemnified Party by the Indemnitor pursuant to this Agreement or by the Indemnifier pursuant to the Arrangement Agreement shall be adjusted to take into account any Tax benefit realized by the Indemnified Party or any of its Affiliates by reason of the Liability for which indemnification is so provided or the circumstances giving rise to such Liability. For purposes of this Section 7.2, any Tax benefit shall be taken into account at such time as it is received by the Indemnified Party or its Affiliate. Conversely, if any such indemnity payment received by an Indemnified Party pursuant to this Agreement or pursuant to the Arrangement Agreement would constitute income for Tax purposes to such Indemnified Party, the Indemnitor or the Indemnifier, as applicable, shall pay to the Indemnified Party such additional amount as is necessary to place the Indemnified Party in the same after-Tax position as it would have been in had the Liability out of which such indemnity payment arose not occurred, provided that the Parties shall consider ways in which to mitigate any such consequence including, if available, making an election under subsection 12(2.2) of the Tax Act.

7.3 Severability

If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

7.4 Deadlines

Where in this Agreement a Person is required to send a notice, make a decision or take any other action within a certain period of time or before a certain date or deadline, Lithium Argentina and Spinco may, by mutual agreement to be evidenced in writing, decide to extend or shorten such period of time or forestall or postpone such date or deadline.

7.5 Amendments

No provisions of this Agreement shall be amended, supplemented or modified by any Party, unless such amendment, supplement or modification is in writing and signed by the authorized representatives of each of the Parties.

7.6 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by email addressed to the recipient as follows:

(a) To Lithium Argentina:

Lithium Americas (Argentina) Corp.
300-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

Attention: John Kanellitsas

Email: [Redacted]

Copy to: Alex Shulga

Email: [Redacted]

(b) To Spinco:

Lithium Americas Corp.

400-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

Attention: Jonathan Evans

Email: [Redacted]

or other such address that a Party may, from time to time, advise the other Parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by email, on the day of transmittal thereof if given during the normal business hours of the recipient with confirmation of receipt of the same and on the next Business Day, if not given during such hours.

7.7 Further Assurances

Each of the Parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may reasonably require or request to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.8 Assignment

No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Arrangement to a corporate successor to such Party or to a purchaser of all or substantially all of the assets of such Party, provided further that any such successor or purchaser will have executed and delivered to the other Party an agreement in writing to be bound by and to perform, satisfy and assume all of the provisions of this Agreement as if an original party hereto, in form and substance satisfactory to the other Party, acting reasonably.

7.9 Binding Effect

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns and specific references to "successors" elsewhere in this Agreement will not be construed to be in derogation of the foregoing. Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any Person other than the Parties and other Indemnified Parties and their successors and permitted assigns any right, remedy or claim under or by reason of this Agreement.

7.10 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

7.11 Entire Agreement

This Agreement together with the agreements and other documents herein or therein referred to constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as set forth herein and therein.

7.12 Governing Law; Attornment

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and will be treated in all respects as an British Columbia contract. For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of British Columbia and, except as set out in Section 7.14, the courts of the Province of British Columbia will have non-exclusive jurisdiction to entertain any action arising under this Agreement. Subject to Section 7.14, each Party hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

7.13 No Third Party Beneficiaries

Except as provided for in this Section 7.13, this Agreement is not intended to confer any rights or remedies on any Person other than the Parties. The provisions of Sections 4.1 and 4.2 are intended for the benefit of the Spinco Indemnified Parties and the Lithium Argentina Indemnified Parties as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons (collectively, the "Third Party Beneficiaries"). Spinco, to the extent applicable, shall hold the rights and benefits of Section 4.1 in trust for and on behalf of the applicable Third Party Beneficiaries and Lithium Argentina, to the extent applicable, shall hold the rights and benefits of Section 4.2 in trust for and on behalf of the applicable Third Party Beneficiaries. Each of Lithium Argentina and Spinco hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries as directed by such Third Party Beneficiaries.

7.14 Dispute Resolution

In the event of any dispute, claim, question or disagreement (each, a "Dispute") relating to this Agreement, the Parties shall work together in good faith to resolve such Dispute within thirty (30) days. In the event that such Dispute is not resolved, upon written notice by a Party after such thirty (30)-day period, the matter shall be referred to, as applicable, a Canadian or U.S. Tax counsel or other Canadian or U.S. Tax advisor of recognized national standing (the "Tax Arbiter") that will be jointly chosen by Lithium Argentina and Spinco; provided, however, that, if Lithium Argentina and Spinco do not agree on the selection of the Tax Arbiter after five (5) days of good faith negotiation, the Tax Arbiter shall consist of a panel of, as applicable, three Canadian or U.S. Tax counsel or other Canadian or U.S. Tax advisors of recognized national standing with one member chosen by Lithium Argentina, one member chosen by Spinco, and a third member chosen by mutual agreement of the other members within the following ten (10)-day period. Each decision of a panel Tax Arbiter shall be made by majority vote of the members. The Tax Arbiter may, in its discretion, obtain the services of any third party necessary to assist it in resolving the dispute. The Tax Arbiter shall furnish written notice to the Parties to the dispute of its resolution of the dispute as soon as practicable, but in any event no later than ninety (90) days after acceptance of the matter for resolution. Any such resolution by the Tax Arbiter shall be binding on and enforceable against the Parties and shall not be subject to appeal, and the Parties shall take, or cause to be taken, any action necessary to implement such resolution. Unless the Parties agree to share the fees and expenses incurred in connection with any proceedings pursuant to this Section 7.14 (including each Party's and the Tax Arbiter's respective fees and expenses), the Tax Arbiter shall determine what portion of the fees and expenses incurred in connection with this Section 7.14 shall be borne by each Party. The Parties agree to use commercially reasonable efforts to keep their respective fees and expenses incurred in connection with any proceedings pursuant to this Section 7.14 reasonable. In the case of any dispute involving the Tax laws of a jurisdiction other than Canada or the United States, the provisions of this Section 7.14 shall apply to such dispute mutatis mutandis. Notwithstanding the foregoing, either Party may seek injunctive or other equitable relief from a court of competent jurisdiction to enforce their rights or protect their interests prior to or during any proceedings contemplated by this Section 7.14.

7.15 Counterparts

This Agreement and any document contemplated by or delivered under or in connection with this Agreement and any amendment, supplement or restatement hereof or thereof may be executed in one or more counterparts (including in electronic form or with electronic signatures), each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

LITHIUM AMERICAS CORP.

by	(signed) "John Kanellitsas"

Name:	John Kanellitsas

Title:	Executive Director, President &Interim Chief Executive Officer

LITHIUM AMERICAS (ARGENTINA) CORP.

by	(signed) "Jonathan Evans"

Name:	Jonathan Evans

Title:	President & Chief Executive Officer